SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

December 10, 2003 News Release

The Registrant is pleased to announce it has closed its financing for 3,748,848 Units at a price of $1.70 per Unit for total proceeds of Cdn$6,373,041.60.

Each Unit will comprise one common share of the Company plus one-half of one common share purchase warrant.  Each whole warrant is exercisable by the holder at any time for a period of twenty four months from the date of Closing to acquire one Common Share at a price of $2.15.

Net proceeds will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.

The Company also announces that it has entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver Mountain (“WSM”) project in Baiyin City, Gansu, China.  Minco has earned a 61% equity interest on the WSM project.

The Company has not incurred significant expenditures on the project in the past two years and does not plan to do so in the near future.  Pursuant to the amendment agreement, Baiyin and Minco have agreed to focus on other precious metal projects in China.

The Registrant currently has 27,414,027 issued and outstanding common shares.

A copy of the Registrant's news releases dated December 10, 2003 is attached.

2.

Exhibits

2.1

News Release dated December 10, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    December 10, 2003

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release:	December 10, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR FOR DISSEMINATION IN THE UNITED STATES

MINCO CLOSES CDN$6.37 MILLION  FINANCING

Minco Mining & Metals Corporation  (the “Company”) is pleased to announce that it has closed its bought deal financing led by Octagon Capital Corporation of Toronto.

The offering is for 3,748,848 Units of the Company at a price of $1.70 per Unit for total proceeds of Cdn$6,373,041.60.

Each Unit will comprise one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant is exercisable by the holder at any time for a period of twenty four (24) months from the date of Closing to acquire one Common Share at a price of $2.15.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.

The Company also announces that it has entered into an amendment agreement to the original joint venture contract (“JVC”) with Baiyin Non-Ferrous Metal Cooperation (“Baiyin”) to stop the earn-in process on the White Silver Mountain (“WSM”) project located in Baiyin City, Gansu, China.  Pursuant to the terms of the JVC, Minco has earned 61% equity interest on the WSM project.  The Company has not incurred significant expenditures on the project in the past two years and does not plan to do so in the near future.  However, this situation might change with the improvement of  base metal prices.

Pursuant to the amendment agreement, Baiyin and Minco have agreed to focus on other precious metal projects in China.  This led to the agreements on the Anba Gold project announced on November 5, 2003.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has gold and exploration properties in China.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements

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